SUB-ITEM 77K

Disclosure required by Regulation Section 229.304 Item(a)(2) Engagement of New Certifying Accountants. Effective December 31, 1997, and ratified on August 27, 1998, the Board of Trustees, meeting in person, terminated Deloitte and Touche LLP and appointed KPMG LLP as the Funds principal independent accountants for the fiscal year ended December 31, 1998. At no time during the Funds two most recent fiscal years nor any subsequent interim period prior to engaging KPMG LLP did the Fund (or someone on its behalf) consult KPMG LLP regarding the application of accounting principles, the type of opinion KPMG LLP would issue on the Funds financial statements, or any other significant matter. Nor was there any matter that was either the subject of a disagreement (as defined by Regulation Section 229.304 (a)(1)(iv)) between Fund management and Deloitte and Touche LLP prior to their termination nor a reportable event (as described in Regulation Section 229.304(a)(1)(v)).